LIMITED PARTNERSHIP AGREEMENT

AMERICAN GAS & TECHNOLOGY LP, an Oregon Limited Partnership

This Agreement of Limited Partnership dated effective 9/10/15 is made by and among LNG Management Services Inc., a corporation formed under the laws of the State of Oregon with offices at 1270 SE Monmouth Cutoff Rd., Dallas, OR 97338 as general partner and Raymon E. Tate, Jr. as limited partner, an individual whose home address is 1850 SW Boxwood Lane, Dallas, OR  97338, as the initial limited partner, and each of the other persons (Limited Partners) who execute and deliver Limited Partner Subscription Agreements which have been accepted by the General Partner. The Limited Partners, together with any persons hereafter becoming limited partners hereof and excluding any person hereafter withdrawing from the limited partnership, and including the Initial Limited Partner, shall be referred to collectively as the Limited Partners, and, together with the General Partner, collectively as the Partners. This Agreement has been amended effective as of March 28, 2016.

RECITAL:

WHEREAS, the General Partner and the Initial Limited Partner have formed a limited partnership (Partnership) pursuant to the Revised Uniform Limited Partnership Act of Oregon (Act); and

WHEREAS, the General Partner and the Initial Limited Partner are desirous of providing for the admission of the Limited Partners in accordance with this Agreement.

NOW, THEREFORE, the parties hereto, being duly sworn, and intending to be legally bound, hereby agree to form the Partnership pursuant to the Act and hereby agree and certify as follows:

Article I

NAME OF LIMITED PARTNERSHIP

1.1. Name. The name of the Partnership is: American Gas & Technology LP.

Article II

OFFICE AND AGENT FOR SERVICE

2.1.                Place of Business. The principal office of the Partnership shall be initially located at 1270 SE Monmouth Cutoff Rd., Dallas, OR 97338, or such other location as may hereafter be determined by the General Partner. The General Partner shall notify the Limited Partners of any change in the principal office of the Partnership.

2.2.            Agent for Service of Process. The agent for service of process for the Partnership shall be Ray Tate, whose business address is 1270 SE Monmouth Cutoff Road, Dallas, OR 97338 or such other person or corporation as may be designated by the General Partner and appropriately qualified to serve.

Article III

PURPOSES

3.1.            Purposes. The purpose of the Partnership shall be to sell liquid natural gas (“LNG”) and compressed natural gas (“CNG”) to customers as distributed via micro-scale natural gas liquefier stations to be located at customer sites, as made possible via the conversion of the customers’ vehicle fleet to run on LNG and/or CNG, and to operate the Partnership Property and to do all other acts which may be necessary, incidental or convenient to the foregoing.

3.2.               Powers to Carry Out Purposes. In order to carry out its purpose, the Partnership is empowered and authorized to do any and all acts necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of its purposes, and for the protection and benefit of the Partnership.

Article IV

TERM

4.1 Term. The Partnership shall continue until terminated as provided in Section 10 hereof.

Article V

CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

5.1 Authorized Units. The Partnership is authorized to issue 25 million (25,000,000) Limited Partnership Units. The General Partner may increase the authorized number of units by a signed writing to be filed with the Limited Partnership if, in the judgment of the General Partner, such an increase is in the best interests of the Limited Partnership.

5.2 Contribution by the General Partner. In partial exchange for its services, the General Partner shall be issued 100,000 Limited Partnership Units. The General Partner shall render services to the Partnership as general partner and otherwise, and shall be subject to the liabilities of the Partnership for which it shall have an interest in the Partnership as described herein.

5.3. Capital Contributions by the Limited Partners. Limited Partners may be added on terms the General Partner, in its sole discretion, deems appropriate. The Limited Partners listed on Schedule A annexed hereto, which shall be updated as required, have contributed to the Partnership, in the aggregate, the consideration set forth on Schedule A, and shall have in respect thereof the aggregate number of units of limited partnership interest set forth on said Schedule A (Limited Partnership Interests or Units). Each Limited Partner has contributed the amount set forth opposite his name on Schedule A annexed to this Agreement and shall have in respect thereof the number of Units set forth opposite his name on said Schedule, or through a subscription agreement.

5.4.            Liability of Partners. No Limited Partner' shall be liable for any of the debts of the Partnership or be required to contribute any capital in addition to the contributions required by the provisions of Section 5.3. To the extent required by applicable law, a Limited Partner receiving a distribution in partial or full return of such Partner's Capital Contribution shall be liable to the Partnership for any sum, not in excess of such amount returned (with interest) necessary to discharge the liabilities of the Partnership to creditors of the Partnership who extended credit or whose claims arose before such distribution.

5.5.            No Interest on Capital. No interest shall be paid to any Partners on any capital contributed to the Partnership.

5.6.            Capital Accounts. The Partnership shall establish for each Partner a capital account which shall be increased by:

a.	The amount of such Partner's Capital Contributions to the Partnership pursuant to Sections 5.2 or 5.3;
b.	The amount of net profits from operations allocated to such Partner pursuant to Section 8.1; and
c.	The amount of net gains allocated to such Partner pursuant to Section 8.2; and shall be decreased by:
d.	The amount of net losses from operations allocated to such Partner pursuant to Section 8.1;
e.	The amount of net losses allocated to such Partner pursuant to Section 8.2; and
f.	All amounts paid or distributed to such Partner pursuant to Section 9 (other than distributions to any Partner in repayment of the principal and interest on loans). Except as otherwise provided in this Agreement, whenever it is necessary to determine the capital account of any Partner for purposes of Section 8 or 9, the capital account of such Partner shall be determined after giving effect to the allocation for the Partnership's current year of net profits and net losses from operations under Section 8.1, and all distributions for such year under Section 9.1(b). A Partner shall not be entitled to withdraw any part of such Partner's capital account or to receive any distribution from the Partnership except as specifically provided in this Agreement. Any Partner, including any substituted Partner, who shall receive an Interest in the Partnership or whose Interest in the Partnership shall be increased by means of a transfer to

5.7.            Allocations and Distributions among Partners. Whenever amounts are allocated or distributed to the Partners, such amounts shall be allocated or distributed among such Partners in the proportion that the Unit(s) held by each of such Partners bears to the aggregate Units held by all of such Partners.

5.8.            Disallowance of Deductions. Notwithstanding any other provisions of this Agreement, in the event that any fees paid to the General Partner or its affiliates pursuant to this Agreement and deducted by the Partnership in reliance on Section 707(a) and /or Section 707(c) of the Internal Revenue Code of 1986, as amended (the Code), are disallowed as deductions to the Partnership on its federal income tax return and treated as Partnership distributions, the General Partner shall be allocated items of Partnership income, if any, in the year such fees were paid, equal to the amount of such fees for which deductions were disallowed.

Article VI

LOANS TO THE PARTNERSHIP

6.1. Loans to the Partnership. If the General Partner or the Limited Partners shall make any loan or loans to the Partnership or advance money on its behalf, the amount of any such loan or advance shall not be deemed an increase in, or contribution to, the capital account of the lending Partner or entitle such lending Partner to any increase in his share of the distributions of the Partnership, or entitle or subject such lending Partner to any greater proportion of the profits, gains, or losses which the Partnership may sustain.

Article VII

MANAGEMENT AND CONTROL

7.1.            Overall Management and Control. The General Partner shall have full, exclusive and complete discretion in the management and control of the Partnership for the purposes set forth in Section 3. Such discretion shall include, without limitation or the consent of the Limited Partners, the right to cause the Partnership to:

a.	Expend funds, including profits, in furtherance of the Partnership's day-to-day business.
b.	Employ, on behalf of the Partnership, individuals, firms and corporations, on such terms and for such compensation as the General Partner shall determine.
c.	Do all acts and things which, in the General Partner's judgment, are necessary or desirable for the proper management of the Partnership, including, without limitation, the direction and control of money management and investment advisory services.
d.	Buy, sell, transfer, assign, convey, lease or sublet property or assets on behalf of the Partnership, upon such terms and conditions and for such consideration as the General Partner shall determine.
e.	Borrow funds for Partnership purposes, loan funds to the Partnership or refinance any loans or mortgages on behalf of the Partnership upon such terms and upon such security as the General Partner shall determine.
f.	Disseminate financial and other reports to the Partners.
g.	Maintain or cause to be maintained proper books and records of the Partnership.
h.	Assist the accountants for the Partnership in the preparation of financial statements and tax returns.
1.	Execute and file necessary certificates and other Partnership documents including any amendment thereto.
j.	To invest funds of the Partnership, including funds held as reserves, in certificates of deposit, interest-bearing time deposits in state or national banks; in United States Government securities; in bank repurchase agreements, bankers' acceptances or money market funds, as the General Partner may, from time to time, deem to be in the best interests of the Partnership.

k.	To acquire, enter into and pay for any contract of insurance which the General Partner reasonably deem necessary and proper for the protection of the Partnership, for the conservation of the assets of the Partnership, or for any purpose beneficial to the Partnership
1.	To perform or cause to be performed all of the Partnership's obligations under any agreement to which the Partnership is a party.
m.	To make, execute and deliver any and all documents of transfer and conveyance and any and all other instruments and agreements, including agreements with regulatory agencies, that may be necessary or appropriate to carry out the powers herein granted.
n.	Sell Limited Partnership interests in the Partnership on such terms that the General Partner in its sole discretion believes to be reasonable.
o.	Perform any and all acts and execute any and all documents as the General Partner shall deem necessary or appropriate to carry out the purposes of the Partnership including, without limitation, investment advisory or similar agreements. The General Partner agrees to manage and control the affairs of the Partnership to the best of its ability. The General Partner shall vote on all Partnership matters in accordance with its Percentage Interest as General Partner (and, to the extent set forth herein, as a Limited Partner) in the Partnership. Except as otherwise expressly provided herein, all Partnership decisions shall be made by the General Partner. The General Partner shall devote such time as, in its discretion, may be necessary for the proper performance of its duties hereunder, and may subcontract to others any portion of its management duties hereunder, but such subcontracting shall not relieve the General Partner from supervisory obligations and responsibilities set forth herein.
7.2.	Limitation on Management Rights.

a.	Notwithstanding the generality of the foregoing, the General Partner shall not be empowered without the unanimous consent of the Limited Partners to:

i Do any act in contravention of this Agreement;

ii.	Possess Partnership property or assign any rights in specific Partnership property for other than a Partnership purpose;
iii.	Require any Partner to make any contribution to the capital of the Partnership not provided for herein;
b.	Without the consent of the holders of at least fifty-one percent (51%) in interest of the outstanding Units, the General Partner shall not be empowered to:

i. Sell or otherwise dispose of all or substantially all of the Partnership's assets; or

ii. Amend this Agreement, if any such amendment would materially change the rights, duties and obligations of the parties to this Agreement, but otherwise the General Partners shall have the right to amend this Agreement.

7.3.            Right to Examine Partnership Records, etc. Each Limited Partner shall have the right to examine the books and records of the Partnership at its principal place of business during regular business hours and to make reasonable inquiry of the General Partner as to Partnership affairs. The reasonable costs associated with providing for such inspection shall be assessed against the Limited Partner.

7.4.            Right to Remove the General Partner. The Limited Partners shall have the right to remove a General Partner for cause upon the affirmative vote or written consent of Limited Partners who hold at least seventy percent (70%) of the outstanding Units. At the request of Limited Partners who hold at least seventy percent (70%) of the outstanding Units, the General Partner shall call a meeting, within thirty days after such notice, on the question of removal a selection of a substitute General Partner. If there would be no remaining General Partner after the removal of the General Partner; at least one substitute General Partner shall be simultaneously elected by a vote or written consent of Limited Partners who own collectively at least seventy percent (70%) of the outstanding Units. If a substitute General Partner is not simultaneously elected, the Partnership shall thereupon terminate in accordance with Section 10 hereof Upon its removal, the Interest of such General Partner in the Partnership shall be automatically converted into a Limited Partnership Interest as of the date of such removal, in accordance with and subject to the terms and conditions set forth in Section 10.2.

7.5.            No Management by Limited Partners. The Limited Partners shall take no part in the management of the Partnership nor shall they have any right or authority to act for or bind the Partnership. The exercise of the rights and powers of a Limited Partner under any provisions hereof shall not be deemed taking part in the day-to-day affairs of the Partnership or the exercise of control over Partnership affairs.

7.6.            Conflicts of Interest. Any Partner may engage in or possess an interest in other business ventures of any nature or description, independently or with others, including but not limited to, the money management business in all phases and any related or similar activities and neither the Partnership nor any Partner shall have any rights ill or to such independent ventures or the income or profits derived there from.

7.7.            Limitations on General Partner's Liability. The General Partner shall not be liable, responsible or accountable in damages or otherwise to any other Partner or the Partnership for any acts performed by it in good faith and within the scope of this Agreement. The General Partner shall, however, be liable for such actions to the extent they are attributable to gross negligence or fraud. The General Partner shall not be liable to any other Partner or the Partnership in the event that any taxing authority disallows or adjusts any income, deductions or credits in the Partnership's tax returns.

7.8.            Limitation on Liability of General Partner for Return of Limited Partners' Capital. The General Partner shall not be liable for the return of the Capital Contributions of the Limited Partners.

7.9.            Indemnification of General Partner. The Partnership, but not any Limited Partner, shall indemnify and hold harmless the General Partner and its shareholders, officers and directors, and their successors, heirs and assigns for any claim, loss, damage, liability, action, cost or expense (including reasonable attorney fees) arising out of any act or failure to act by them (including any act or failure to act as "tax matters partner"), if such act or failure to act is in good faith and within the scope of this Agreement and is not attributable to gross negligence or fraud, or arising out of any obligation assumed or performed on behalf of the Partnership, performed by them in good faith and within the scope of this Agreement.

7.10.   Reimbursement of Expenses. The Partnership will reimburse the General Partner and its affiliates for all reasonable expenses, costs and fees paid or incurred by them in connection with the Partnership's business and in forming this Partnership, including consultants, appraisal, legal, accounting and other fees. The partnership, through the action of the General Partner, shall cause to be paid from a partnership account, or to the General Partners for reimbursement, the expenses the General Partner incurs on personnel, equipment, or any other costs or expenses related to the business of the Partnership.

7.11.         Fees to the General Partner and its Affiliates. The General Partner will be engaged by the Partnership on a full-time basis to manage various aspects of the Partnership's business as follows, and at the compensation hereinafter set forth: the General Partner’s CEO, or its designee, will be compensated at the base rate of three hundred thousand dollars ($300,000) per annum with an annual increase of up to twenty percent (20%), and annual performance bonuses of up to two and a half percent of the profits (2.5%) pursuant to a three-year consulting agreement with the Partnership in such form as is approved and executed by the General Partner on behalf of the Partnership. The agreement will provide for fringe benefits, including but not limited to medical insurance. After the initial three-year term, this agreement will be automatically renewed or amended.

7.12.         Related Persons. The fact that a Partner or any "Related Person" (as hereinafter defined) is employed by the Partnership, or is directly or indirectly interested in or connected with any person, firm, or corporation employed by the Partnership to render or perform a service, shall not prohibit the General Partner from employing such person, firm or corporation or from otherwise dealing with him or it, and neither the Partnership nor the Partners thereof shall have any rights in or to any income derived therefrom, provided that any such transaction is done in good faith and on not materially less favorable terms than would be obtainable from an unrelated party.

Neither the Partnership nor any of the Partners shall, as a consequence of the Partnership relationship created herein, have any rights in or to any income or profits derived therefrom. A "Related Person" shall include any person, firm or corporation affiliated with a Partner; and any Partner, venturer, employee, officer, director, or shareholder thereof; or any member of the family of any of the foregoing.

Article VIII

ALLOCATIONS OF PROFITS AND LOSSES

8.1

a.	Income and Losses from Operations. All net profits or net losses of the Partnership from operations (as distinguished from the proceeds from sales or other dispositions of Partnership assets), for any year or part thereof, as determined for federal income tax purposes, shall be allocated to the Partners based on their pro-rata unit ownership. To the extent (if at all) the General Partner receives aggregate cash distributions in excess of the aforesaid percentages of the total income available for distribution to all Partners, such excess cash will be credited to the General Partner as income. The losses allocated pursuant to this Section 8.1(a) shall not exceed the maximum amount of losses that can be so allocated without causing any Partner to have an 'Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Partners would have Adjusted Capital Account Deficits as a consequence of an allocation of losses pursuant to the limitation set forth herein shall be applied on a Partner-by-Partner basis so as to allocate the maximum permissible amount of losses to each Partner under Regulations Section 1.704-1 (b)(2)(ii)(d).
b.	Special Allocations.
i.	Except as provided in subparagraph (iii) of this Section 8.1(b) in the event any Partner unexpectedly received any adjustments, allocations, or distributions described in Section 1.704(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Partnership income and gain shall be specially allocated to each such Partner in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Partner as quickly as possible.
ii.	Except as provided in subparagraph (iii) of this Section 8.1(b) in the event any Partner has an Adjusted Capital Account Deficit at the end of any Partnership fiscal year that is in excess of the sum of (i) the amount such Partner is obligated to restore (pursuant to the terms of such Partner's promissory note or otherwise) and (ii) the amount such Partner is deemed to be obligated to restore pursuant to the penultimate sentence of Regulations Section 1.704•1(b)(4)(iv)(f), each such Partner shall be specially allocated items of Partnership income and gain in the amount of such excess as quickly as possible.
iii.	Notwithstanding any other provisions of this Section 8.1, if there is a net decrease in Partnership Minimum Gain during any Partnership fiscal year, each Partner who would otherwise have an Adjusted Capital Account Deficit at the end of such year shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-I(b)(4)(iv)(e). This subparagraph (iii) is intended to comply with the minimum gain charge-back requirement in such section of the Regulations and shall be interpreted consistently therewith.
iv.	To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Code Section 734(b) or 743(b) is required, pursuant to Regulations Section 1.704-1 (b) (2)(iv)(m), to be taken into account in determining capital accounts, the amount of such adjustment to the capital accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gains or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their capital accounts are required to be adjusted pursuant to such section of the Regulations.

c.	Curative Allocations. Some of the allocations set forth in subparagraphs a. and b. of this Section

8.1 (the Regulatory Allocations) are intended to comply with certain requirements of Regulations Section 1.704-1(b). The Regulatory Allocations may not be consistent with the manner in which the Partners intend to divide Partnership distributions. Accordingly, the General Partner is hereby authorized to divide other Allocations of net profits, net losses and other items among the Partners to prevent Regulatory Allocations from distorting the manner in which Partnership distributions will be divided among the Partners hereunder. In general, the Partners anticipate that this will be accomplished by specially allocating other net profits, net losses and items of income, gain, loss and deduction among the Partners so that the net amount of the Regulatory Allocations and such special allocations to each such Partner is zero. However, the General Partner shall have discretion to accomplish this result in any reasonable manner. Any allocation made pursuant to this Section

8. 1 (c) shall be deemed to be a complete substitute for any allocation otherwise provided for in this Section 8.1 and no amendment of this Agreement or approval of any Partner shall be required.

d.	Other Allocation Rules.
i.	For purposes of determining the net profits, net losses or any other items allocable to any period, net profits, net losses and any such other items shall be determined on a daily, monthly or other basis as determined by the General Partner using any permissible method under Code Section 706 and the Regulations thereunder.
ii.	The Partners are aware of the consequences of the allocations made by this Section 8.1 and hereby agree to be bound by the provisions of this Section 8.1 in reporting their shares of Partnership income and loss for income tax purposes.
e.	Special Provision Regarding Admission of New Partners and Retirement of Partners. Notwithstanding any other provisions of this Agreement, if, as a result of the admission of new Partners to, or the retirement of Partners from, the Partnership during any calendar year (other than in connection with a sale or transfer of a Partner's Interest), the capital accounts of the Limited Partners admitted during such calendar year cease to be equal on a proportionate basis, the Partnership shall thereafter allocate net profits, net losses, gains and losses from dissolution and termination of the Partnership, and shall make distributions of cash, among the Limited Partners admitted during such calendar year in such a manner as to eliminate the difference in the capital accounts of such Limited Partners that resulted from such admissions or retirements. For purposes of this Paragraph, the capital accounts of the Limited Partners admitted during the same calendar year will be deemed to be equalized on a pro rata basis when each Limited Partner's capital account who was admitted during the same calendar year bears the same relationship to the total capital accounts of all Limited Partners admitted during the same calendar year that the Limited Partner's interest in the Partnership (calculated as provided in Section 5.7) bears to the total interests of all Limited Partners admitted during such same calendar year. Adjustments to capital accounts which tend to cause them not to be equalized on a pro rata basis, and which are not the result of the admission or retirement of Partners, shall be disregarded for all purposes of this Paragraph. The operation of this Paragraph shall be governed by the following rules until the capital accounts have been equalized on a pro rata basis:
i.	No distributive items under Section 702 of the Code shall be allocated to any Partner who was not a Partner at the time such item was incurred.
ii.	For items which reduce capital accounts, the Limited Partner(s) with the lowest proportionate capital accounts shall be used as the reference point and they shall not be allocated any of such items until the capital accounts of all Limited Partners have been equalized on a pro rata basis. Such items shall instead be allocated to the Partner(s) having the highest proportionate capital accounts until they have been equalized proportionately with the Limited Partners having the next highest proportionate capital accounts, and so on until the capital accounts of all Limited Partners have been equalized on a pro rata basis.
iii.	For items which increase capital accounts, the Limited Partner(s) with the highest proportionate capital accounts shall be used as the reference point and they shall not be allocated any such items until the capital accounts of all Limited Partners have been equalized on a pro rata basis. Such items shall instead be allocated to the Limited Partner(s) having the lowest proportionate capital accounts until they have been equalized proportionately with the Limited Partners having the next lowest proportionate capital accounts, and so on until the capital accounts of all Limited Partners have been equalized on a pro rata basis.

iv.	In the event that during any fiscal period there occur two or more items which would adjust capital accounts, and which, when taken together, would equalize the capital accounts of all Limited Partners on a pro rata basis, the Partnership shall order the allocation and distribution of such items as follows: first, Net Cash Flow shall be distributed; second, other cash distributions shall be made; third, gain or loss from capital transactions and/or dissolution and termination of the Partnership shall be allocated; and fourth, net profit or net loss shall be allocated.
f.	Notwithstanding any language to the contrary contained in this Agreement, in no event will the General Partner be allocated less than 1 of each item of income, gain, loss or deduction.

8.2

a Net Gains From Sales of Assets or From Liquidation and Dissolution. All net gains of the Partnership, as determined for federal income tax purposes, in connection with any sale or other disposition of Partnership assets or other capital transaction not in the ordinary course of business or upon liquidation and dissolution of the Partnership, shall be allocated in the following priority, to the extent applicable:

i.	First, any such gain in an amount equal to the "minimum gain" (as defined in Proposed Treasury Regulation Section 1.704-1(b)(4)(iv)) attributable to the transaction which is the subject-of the capital transaction giving rise to such gain (whether or not such gain has been recognized for federal income tax purposes) will be allocated to all Partners with negative capital accounts in proportion to the negative amounts in such account;
ii.	Then, an amount equal to the deficit in the capital account of each Partner shall be allocated to each Partner with a deficit remaining in his capital account. (In the event that such net gains are less than the aggregate of the deficits in the capital accounts of each such Partner, such gains shall be allocated among such Partners in the same ratio that the deficit in the capital account of such Partner bears to the aggregate of all such Partners' deficits.)
iii.	Then, to the Partners in amounts equal to the amounts distributed pursuant to Section 9.2 hereof and in the same order of priority.
b.	Net Losses from Sales of Assets or from Liquidation and Dissolution. In the event that the Partnership shall incur a net loss, as determined for federal income tax purposes, in connection with the sale or other disposition of Partnership assets or other transaction not in the ordinary course of business or upon a liquidation and dissolution of the Partnership, such losses shall be allocated as follows:
i.	If anyone or more Partners has a positive balance in his capital account, then an amount of losses equal to the aggregate of such positive balances shall be allocated among such Partners in the same ratio as the positive balance in each such Partner's capital account bears to the aggregate positive balances in all such Partners' capital accounts; and
ii.	Then, after such allocations have been made, the balance of the losses shall be allocated to the Limited Partners other than the Initial Limited Partner, provided that the Limited Partners other than the Initial Limited Partner shall be entitled to receive one-hundred percent (100) of their Capital Contributions before the Initial Limited Partner shall be entitled to receive any portion of any such allocation.

8.3.            Change In Allocations. It is the intent of the Partners that each Partner's distributive share of income, gain, loss, deduction, or credit (or item thereof) shall be allocated in accordance with this Section 8 to the fullest extent permitted by Section 704(b) of the Code. In order to preserve and protect the allocations provided for in this Section 8 the General Partner is authorized and directed to allocate income, gain, loss, deduction or credit (or item thereof) arising in any year differently than otherwise provided for in this Section 8 if, and to the extent that, the allocations under this Section 8 would cause the allocations to violate Section 704(b) of the Code. Any allocation made pursuant to this Section 8.5 shall be deemed to be a complete substitute for any allocation otherwise provided for in this Section 8 and no amendment of this Agreement or approval of any Partner shall be required.

8.4.            Tax Matters Partner. The General Partner is hereby designated "tax matters partner" for purposes of the Code.

Article IX

DISTRIBUTIONS OF NET CASH FLOW AND CAPITAL

9.1.

a.	Net Cash Flow. "Net Cash Flow" shall mean taxable income or loss of the Partnership as determined by the Partnership for federal income tax purposes for a taxable year (excluding gain or loss from the sale of the assets of the Partnership or other capital transaction not in the ordinary course of business or upon liquidation and dissolution), plus depreciation and amortization deductions claimed in computing such taxable income or loss, less reasonable reserves for contingencies and anticipated obligations.
b.	Distribution of Net Cash Flow. Where the General Partner does not fund, replenish or otherwise make provision for reserves for future debts, investments or otherwise it shall as expeditiously as possible, make distributions of Net Cash Flow to the Partners out of the Partnership funds to the extent available, in the following manner: During the period commencing on the date of admission of the Limited Partners and ending upon the liquidation and dissolution of the Partnership, said Net Cash Flow, to the extent annually available, shall be allocated and distributed pro rata among the Partners.

9.2.

a.	Distribution of Proceeds Upon Sale of Assets or Upon Liquidation and Dissolution. The net proceeds from the sale or other disposition of the assets of the Partnership or upon liquidation and dissolution of the Partnership shall be allocated and distributed in the following order of priority:
i.	To the payment of debts and liabilities of the Partnership to third parties and the expense of liquidation;
ii.	To the setting aside of any reserves which the General Partner may reasonably deem necessary for any contingent liabilities or obligations of the Partnership;
iii.	To the payment of interest and principal on any loans and advances that may have been made by any of the Partners to the Partnership;
iv.	To the Partners with positive Capital Accounts, pro rata in accordance with such" Capital Accounts until the Capital Account of each Partner is brought to zero;
v.	Any remaining balance, thereafter, shall be distributed pro rata among all Partners in accordance with their respective percentage interests in the Partnership until all Partners have received amounts equal to their entire Net Unreturned Capital Contributions; thereafter any remaining balance shall be distributed.
b.	Net Unreturned Capital Contributions. Net Unreturned Capital Contribution of a Partner shall mean such Partner's cumulative Capital Contributions that have previously been paid in cash to the Partnership, reduced by all distributions to such Partner in cash or in kind arising only from Capital Transactions pursuant to Section 9.2(a) as of the date of any contemplated distribution.

9.3.            Cash Distributions. All cash distributions to the Limited Partners shall be made to the Limited Partners at the addresses specified on attached Schedule A or in its subscription agreement, or such other address of which a limited Partner shall notify the Partnership in writing.

9.4.            Distributions in Kind. If any assets of the Partnership shall be distributed in kind, such assets shall be distributed to the Partners entitled thereto as tenants-in-common in the same proportions in which such Partners would have been entitled to cash distributions.

9.5.	Only Cash in Return of Capital. No Partner shall be entitled to demand and receive property other than cash in return for such Partner's Capital Contributions to the Partnership, and no Partner shall have the right to sue for a partition of Partnership property.

9.6.            No Priority in Distributions Among Limited Partners. Except as expressly set forth in this Agreement, no Partner shall have any priority over any other Partner as to the return of his Capital Contributions or as between Limited Partners compensation byway of income. Compensation due to the General Partner’s CEO shall be provided priority over any distribution.

9.7.            Standards For Distributions and Allocations. The methods hereinabove set forth by which distributions and allocations are made are hereby expressly consented to by each Partner as an express condition to becoming a Partner.

Article X

DISSOLUTION AND LIQUIDATION

10.1.         Dissolution. The Partnership shall be dissolved; and its business wound up, upon the earliest to occur of:

a.	Thirty-five years from (September 10, 2015) the date the Certificate of Limited Partnership was registered.
b.	The General Partner's determination, with the consent of a majority in interest of the Limited Partners that the Partnership should be dissolved;
c.	The death, incompetency, insolvency, dissolution, bankruptcy or removal of a General Partner unless, if applicable, the remaining General Partners), if any, consent in writing within thirty days of such event to continue the Partnership. If there is no remaining General Partner, the Partnership shall terminate unless all of the Limited Partners consent in writing within thirty days of such event to continue the Partnership, and a successor General Partner is elected by all of the Limited Partners within such thirty-day period; or
d.	The sale of all, or substantially all of the Partnership's assets. For the purposes of this Agreement, the bankruptcy of a General Partner shall be deemed to occur when such Partner files a petition in bankruptcy or voluntarily takes advantage of any bankruptcy or insolvency law, or is adjudicated as bankrupt, or when a petition or answer is filed proposing the adjudication of such Partner as a bankrupt and such Partner either consents to the filing thereof, or such petition or answer is not discharged or denied prior to the expiration of one hundred and twenty days from the date of such filing. The insolvency of a Partner shall be deemed to occur when such Partner's assets are insufficient to pay such Partner's liabilities.

10.2.         Continuation of Partnership. In the event the Partnership is continued upon the death, incompetency, insolvency, bankruptcy or removal of a General Partner, the Partnership Interest of such General Partner shall be converted into a Limited Partnership Interest as of the date of such event. Upon the happening of such an event such Limited Partnership Interest shall be entitled to one hundred percent (100) of all distributions and allocations pursuant to Sections 8 and 9 hereof to which the General Partner was entitled prior to such event. Such Limited Partnership Interest, including all of the rights and obligations of a Limited Partner under this Agreement, shall descend and vest in such General Partner or his or its, successors, heirs, legatees or legal representatives. Such General Partner, or such successors, heirs, legatees or legal representatives may be admitted as a Limited Partner in accordance with the provisions of Section 11.3. Notwithstanding anything to the contrary in this Agreement, it is expressly agreed and understood that a deceased, incompetent, insolvent, bankrupt or removed General Partner and his or its heirs, legatees, successors or legal representatives shall remain fully liable for all Partnership liabilities and obligations arising prior to the date of any of such events, whether such liabilities and obligations are fixed or contingent as of such date. The liability of the deceased, incompetent, insolvent, bankrupt or removed General Partner shall continue with respect to such liabilities as if the deceased, incompetent, insolvent, bankrupt or removed General Partner has remained and continued as a General Partner of the Partnership.

Article XI

ASSIGNMENT OF INTEREST OF PARTNERS

11.1 Assignment of Interest of Partners. The Partnership Interest of any Partner may be assigned only as permitted by the provisions of this Section 11. Neither the Partnership nor the Partners shall be bound by any such assignment until a counterpart of the instrument of assignment, executed and acknowledged by the parties thereto, is delivered to the Partnership, and such assignment shall be effective as of the date specified therein, subject to compliance as hereinafter set forth, with applicable federal and state securities laws. Any pledge, mortgage, hypothecation or assignment of a Limited Partner's Interest shall only be permitted if, at the request of the General Partner, such Partner obtains at such Partner's sole expense, an opinion of counsel reasonably satisfactory to counsel for the Partnership, that such transfer of the Limited Partnership Interest is exempt from the registration requirements of the Securities Act of 1933, as amended; and other applicable state securities laws.

11.2.         Restrictions on Assignment of Interest.

a.	Except as may be provided in Sections 7.4, 7.13, 10, 11.2(b) or 12.1, and subject to the conditions set forth in Section 11.1 above, no Partner shall transfer, sell, assign, give or otherwise dispose of his or her Partnership Interest or a part thereof, whether voluntarily or by operation of law, or at judicial sale or otherwise, to any-person, except that this restriction shall not apply to the following transactions if the occurrence thereof would not result in the termination of the Partnership pursuant to Section 708 of the Code and where the General Partner affirms such a transfer in writing:
i.	The transfer or assignment by a Partner of all or part of such Partner's Partnership Interest to any person with the prior written consent of the General Partner, which consent may be withheld for any reason; or
ii.	The transfer or assignment by a General Partner of all or part of his or its Partnership Interest as a General Partner to any person except another General Partner, with the prior written consent of the holders of at least 50 of the outstanding Units except that the General Partner may assign a beneficial interest of all or part of its or his Partnership Interest without the consent of Unit holders; or
iii.	The transfer or assignment by a General Partner of all or part of his or its Partnership Interest as a Limited Partner to any person provided such transfer or assignment is in compliance with applicable securities laws;
iv.	The transfer or assignment by a General Partner of any Limited Partnership Interest purchased by the General Partner pursuant to Section 7.13 hereof;
v.	The transfer or assignment by a Limited Partner of his or her Limited Partnership Interest to the General Partner pursuant to Section 7.13 hereof; or
vi.	The assignor or assignee has paid any reasonable expense in connection with the admission of the assignee as a Partner.
b.	If any Limited Partner, desiring to dispose of all but not less than all of his or her Interest in the Partnership shall receive a bona fide offer in writing from a financially capable purchaser to purchase such Interest and shall be desirous of accepting such offer, such Limited Partner (hereinafter referred to as the Selling Partner) shall offer to the General Partner the privilege of purchasing pro-rata his or her entire Interest in the Partnership for a purchase price and on the terms bona fide offered by such third party. The Selling Partner shall give written notice to the General Partner of his intention to make such transfer stating the name and address of the proposed transferee. In such event, the General Partner shall have the option, exercisable upon written notice to the Selling Partner within ten days after receipt of the Selling Partner's notice, to purchase the Selling Partner's entire interest in the Partnership at the price and on the terms bona fide offered by such third party. In the event that the General Partner elects to purchase the Selling Partner's Interest pursuant to this Paragraph, payment terms shall be as bona fide offered by such third party. In the event that the General Partner does not elect to purchase the Interest of the

Selling Partner within such 10-day period, the Selling Partner may make the proposed transfer of his entire interest in the Partnership to the proposed transferee within the twenty-day period following the expiration of such ten-day period, but if such transfer is not consummated, within the twenty- day period following the expiration of such ten-day period, the terms and conditions of this Agreement shall continue to apply to the Selling Partner's interest. Subject to the foregoing, failure to elect to purchase the Interest as hereinbefore-provided shall operate as an approval of the sale of such Interest in the Partnership by the Selling Partner to said bona fide purchaser in accordance with the terms of such bona fide offer; provided, however, that any such transferee shall become a party to this Agreement with respect to such interest by executing a duplicate of this Agreement and agreeing to be bound by the terms hereof.

11.3.         Substitute Partner. No assignee or transferee of all or part of the Partnership Interest of any Partner shall have the right to become a substitute Partner, unless:

a.	His assignor has stated such intention in the instrument of assignment;
b.	The assignee has executed an instrument reasonably satisfactory to the General Partner accepting and adopting the terms and provisions of this Agreement; and
c.	The assignor or assignee has paid any reasonable expense in connection with the admission of the assignee as a Partner.
d.	The General Partner affirms in writing the substitution.
11.4.
a.	Transferor - Transferee Allocations. As between a Partner and his transferee, profits and losses for any month shall be apportioned to the person who is the holder of the Limited Partnership Interest transferred on the last day of such month, without regard to the results of the Partnership's operations during the period before and after such transfer.
b.	Distributions and Allocations Subsequent to Transfer. A transferee of, or substitute Partner for, a Partner's Limited Partnership Interest shall be entitled to receive distributions from the Partnership with respect to such Limited Partnership Interest only after the effective date of such assignment.

11.5.         Limited Partnership Interest Transferred to the General Partners. If any General Partner should acquire an Interest as a Limited Partner, including but not limited to an acquisition by purchase pursuant to Section 7.13 hereof, such General Partner shall, with respect to such Interest, enjoy all of the rights and be subject to all of the obligations and duties of a Limited Partner to the extent of such Interest.

11.6.         Section 754 Election. In the event of a transfer of all or part of the Interest of a Partner in the Partnership, by sale or exchange or on the death of a Partner, at the request of the Partner or the executor, administrator or other legal representative of a deceased Partner, the General Partner may, in its sole discretion, cause the Partnership to elect, pursuant to Section 754 of the Code, or the corresponding provisions of subsequent law, to adjust the basis of Partnership property as provided in Sections 734 and 743 of the Code.

Article XII

DEATH, BANKRUPTCY, INSANITY OR INCOMPETENCY OF A PARTNER

12.1. Death, Bankruptcy, Insanity or Incompetency of a Partner. The death, adjudication of insanity, legal incompetency, general assignment for the benefit of creditors, or adjudication of bankruptcy of a Limited Partner shall not dissolve the Partnership. In any of such events, the Interest of such Partner and all rights and obligations under this Agreement shall descend to and vest in the heirs, legatees or legal representatives of such. Partner. Such heirs, legatees or legal representatives may be admitted as substitute Limited Partners in accordance with the provisions of Section 11.3.

Article XIII

ACCOUNTING AND RECORDS

13.1.         Fiscal Year. The fiscal year of the Partnership shall be the calendar year.

13.2.         Records. The General Partner shall keep, or cause to be kept, full and accurate records of all transactions of the Partnership in accordance with principles and practices generally accepted for such methods of accounting and depreciation as shall, in the opinion of the General Partner, be in the best interest of the Limited Partners.

13.3.	Availability for Inspection.

a.	All of such books of account shall, at all times, be maintained at the office of the Partnership at 1270 SE Monmouth Cutoff Rd., Dallas, OR 97338 or at such location designated by the General Partner from time to time and shall be open during reasonable business hours for the reasonable inspection and examination by the Partners or their authorized representatives.
b.	The General Partner shall as a minimum maintain the following records at the aforesaid office of the Partnership: (i) a current list of the full name and last known business address of each Partner set forth in alphabetical order; (ii) a copy of the Agreement and Certificate of Limited Partnership and all certificates of amendment thereto together with executed copies of any power of attorney pursuant to which any Agreement or amendment has been executed; (iii) copies of the Partnership's federal, state and local income tax returns and reports, if any, for the three most recent years for which they have been prepared; and (iv) copies of any then-effective written Partnership Agreement and of any financial statements of the Partnership for the three most recent years for which they have been prepared.
c.	Upon the written request of any Partner, the General Partner shall mail a copy of this Agreement to such Partner.

13.4.         Tax Returns. The General Partner shall prepare, or cause to be prepared in timely fashion a federal income tax return and such other tax returns as are required for the Partnership.

Article XIV

REPORTS AND STATEMENTS

14.1.         Cash Flow Statements. Within sixty days after the end of each fiscal year of the Partnership, the General Partner shall use its best efforts to cause to be delivered to the Partners an annual cash flow report for the Partnership for such fiscal year. This report shall be mailed to the Partners together with any amounts distributable to the Partners pursuant to Section 9.

14.2.         Tax Information. Within sixty days after the end of each fiscal year of the Partnership, the General Partner shall use its best efforts to cause to be delivered to the Partners such information as shall be necessary (including a statement for that year of each Partners share of net profits, net gains and losses, and other items of the Partnership) for the preparation by the Partners of their federal and state income and other tax returns.

14.3. Financial Statements. The General Partner shall use its best efforts to cause to be delivered to the Partners, within sixty days after the end of each fiscal year of the Partnership, financial statements of the Partnership from such fiscal year.

14.4. Partnership Tax. Return. In lieu of the reports required by Sections 14.1 and 14.3, the General Partner may, in its discretion, cause to be delivered to the Limited Partners a copy of the federal partnership tax return for each year, within thirty (30) days after such return has been filed.

Article XV

BANK ACCOUNTS

15.1. Bank Accounts. The General Partner shall maintain a special bank account or accounts in which shall be deposited all funds of the Partnership. Withdrawals from such account or accounts shall be made upon the signature of the General Partner.

Article XVI

NOTICES

16.1.         Notices. Whenever any notice is required or permitted to be given under any provisions of this Agreement, such notice shall be in writing, signed by or on behalf of the person giving the notice, and shall be deemed to have been given when delivered by personal delivery or mailed by certified mail, postage prepaid, return receipt requested, addressed to the person or persons to whom such notice is to be given as follows (or at such other address as shall be• stated on a notice similarly given):

a.	If to the General Partner, c/o LNG Management Services Inc., 1270 SE Monmouth Cutoff Rd., Dallas, OR 97338
b.	If to the Initial Limited Partner, c/o Raymon E. Tate, Jr., 1850 SW Boxwood Lane, Dallas, OR 97338
c.	If to the Limited Partners, such notice shall be given to each of the Limited Partners at their respective addresses indicated in Schedule A hereto, or at such other addresses furnished to the General Partner in writing.

Article XVII

BINDING EFFECT

17.1. Binding Effect. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their personal representatives, heirs, successors and permitted assigns.

Article XVIII

NO ORAL MODIFICATION

18.1. No Oral Modification. No modification or waiver of this Agreement or any part hereof shall be valid or effective unless in writing and signed by the party or parties sought to be charged therewith; and no waiver of any breach or condition of this Agreement shall be deemed to be a waiver of any other subsequent breach or condition, whether of like or different nature.

Article XIX

APPLICABLE LAWS

19.1. Applicable Laws. This Agreement shall be governed by and construed in accordance with the laws of California.

Article XX

COUNTERPARTS

20.1. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, and said counterparts shall constitute but one and the same instrument which may be sufficiently evidenced by one counterpart.

ARTICLE XXI

Power of Attorney and Amendment

21.1.         Power of Attorney. Each of the Limited Partners and any permitted assignee of any Partner's Interest hereunder, does hereby grant to Tate Management Services, Inc., as the designee, duly appointed of the General Partner, or the designee of its successor in interest as the General Partner of the Partnership, an irrevocable, special power of attorney, coupled with an interest, to make, execute, sign, swear to and file, in the Partner's name, place and stead, (i) a Certificate of Limited Partnership as well as amendments thereto, under the laws of the state of California or the laws of any other state in which such certificate is required to be filed or where the General Partner determines such a filing to be advisable; and (ii) the Partnership Agreement, in accordance with its terms; and (iii) any other instrument document or certificate which may be required to be filed by the Partnership under the laws of the United States or any state or political subdivision or by any governmental agency, or which the General Partner deems it advisable to file; and (iv) any publication of notice of the filing of the Certificate of Limited Partnership of the Partnership required by the Revised Uniform Limited Partnership Act as adopted in California; and (v) any instruments, documents or certificates which may be required to effect the valid existence or continuation of the Partnership, the withdrawal of a Limited Partner, the admission of a substitute or additional Limited Partner, or the dissolution and termination of the Partnership, provided such continuation, withdrawal, transfer, admission or dissolution and termination are in accordance with the terms of the Partnership Agreement. This power of attorney is coupled with an interest and is not revocable.

21.2.         Limitations. Notwithstanding the provisions of this Section, when acting in a representative capacity without the approval of the Limited Partners as hereinafter set forth, the General Partner shall not have any right, power or authority to amend or modify this Agreement, except to reflect:

a.	A change in the name of the Partnership;
b.	The admission and withdrawal of Partners; and
c.	Changes of addresses of the Partnership and the Partners.
d.	Any change that would not materially change the rights, duties and obligations of the parties to this Agreement.

21.3.         Amendment Without Approval. This Agreement and Certificate shall also be amended without the prior agreement of the Limited Partners whenever required by law or necessary to effect changes which do not adversely affect the rights or increase the obligations of the Limited Partners.

21.4.         Approval of Amendments. For amendments requiring the approval of the Limited Partners, the General Partner may, and, at the request of Limited Partners who hold Units representing more than fifty percent (50%) of the outstanding Units, shall submit to the Limited Partners the text of any proposed amendment to this Agreement and any statement by the proposer thereof relating thereto. The General Partner may include in any submission its views as to the proposed amendment. Any such proposed amendment shall be adopted if, within thirty days after the submission thereof to the Limited Partners, Limited Partners owning more than fifty percent (50%) of the outstanding Units and the General Partner shall have consented thereto, provided such amendment is not for the purpose of the reduction of the rights or interests, or enlargement of the obligations, of the Limited Partners and, provided, however, that this subparagraph shall not be applicable with respect to the addition or substitution of Limited Partners or the reduction of capital accounts upon the return. of capital to the Partners. The effective date of any amendment pursuant to this Section shall be the date on which the required consents shall have been given. Any proposed amendment which is not adopted may be resubmitted, but not more often than once every six months. All amendments to this Agreement require the approval of the General Partner.

21.5 Notice of Amendments. The General Partner shall notify the Limited Partners of all amendments of this Agreement of Limited Partnership adopted by the Partnership as provided herein.

IN WITNESS WHEREOF, the parties hereto have executed and certified this Agreement and Certificate of Limited Partnership as of the day and year first above written.

General Partner: LNG Management Services Inc. – Raymon E. Tate Jr., CEO

/s/Raymon E. Tate Jr.

Signed:

Dated: 3/28/16

Initial Limited Partner: Raymon E. Tate Jr.

/s/Raymon E. Tate Jr.

Signed:

Dated: 3/28/16